EXHIBIT 99.1

Standard Lithium Reports Fiscal First Quarter 2023 Results, Achieves Key Project Milestones Towards Commercialization

Company continues successful implementation of commercial development strategy, backed by its strong financial position

VANCOUVER, British Columbia, Nov. 10, 2022 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE: SLI) (FRA: S5L), a leading pre-commercial lithium project development company, today reported its financial and operating results for the fiscal first quarter ended September 30, 2022.

“Q1 was an important quarter for Standard Lithium, in which we advanced our development strategy in meaningful ways – and have continued this momentum into the current quarter,” said Robert Mintak, Chief Executive Officer and Director. “We achieved milestones, the most significant of which was awarding the Front-End Engineering and Design (FEED) and Definitive Feasibility Study (DFS) for our first commercial lithium plant. That work is successfully underway, with trade-off studies being completed, and the FEED and DFS for Phase 1A on schedule for delivery in the first half of 2023 and will be summarized in a NI 43-101 DFS report.”

Mintak continued, “We also added key personnel to the management team and to the workforce at our Arkansas facility, a team that I am proud to report now numbers 30 highly skilled operators, technicians, and engineers. We successfully commissioned a first-of-its-kind chloride-to-hydroxide conversion pilot plant in October. In November, we commenced a significant resource expansion program that includes re-drilling an existing production well into the deeper Smackover Formation at a location west of our South-West Arkansas Project. Additionally, we also received Notices of Allowance for Standard Lithium’s first two U.S. patent applications.”

“The Company has had meaningful dialogue and hosted a number of site visits with groups over the past several months and we are evaluating potential strategic partnerships and supply agreements that will support the further development of our projects,” concluded Mintak. “These initiatives, our continuing momentum toward key milestones, and our strong cash position will allow us to advance our commercial development strategy with confidence.”

HIGHLIGHTS OF THE FIRST FISCAL FIRST QUARTER OF 2023 ENDED SEPTEMBER 30, 2022

  Strong Balance Sheet - As of September 30, 2022, the Company’s cash on hand totaled $124 million and it had a working capital surplus of $121 million.
  FEED and DFS Awarded - On September 7, 2022, the Company announced that it had completed a competitive selection process for the FEED and DFS for the first commercial lithium project being developed at the LANXESS Property Project, and awarded the contract to OPD LLC, a Koch-owned business based in Katy, Texas.

NOTABLE EVENTS SUBSEQUENT TO THE THREE MONTHS ENDED SEPTEMBER 30, 2022

  Installed First-of-its-kind Chloride-to-hydroxide Conversion Pilot Plant - The Company has successfully commissioned a first-of-its-kind chloride-to-hydroxide conversion pilot plant. The plant was installed at the LANXESS Property Project and operates as a self-contained unit, taking the lithium chloride feed produced by the existing Direct Lithium Extraction (DLE) Demonstration Plant and converting this feed directly into a lithium hydroxide solution using a novel ion-exchange process. The successful installation and commissioning of this pilot plan demonstrates the Company’s ability to use novel technological solutions to build a new generation of lithium plants in North America.
  Received Notices of Allowance for First Two U.S. Patent Applications - The United States Patent and Trademark Office (“USPTO”) has issued Notices of Allowance for Standard Lithium’s first two U.S. patent applications; serial no.16/410,523 and serial no. 16/224/463, both titled “Process for Recovering Lithium from Brines”, a novel and proprietary technique for continuous DLE from lithium brines. These U.S. patent applications are two of the three pending U.S. patent applications for elements of Standard Lithium’s innovative DLE processes. A Notice of Allowance is issued by the USPTO after examination of a patent application and determination that a patent should be granted from the application. This notice provides continued affirmation of Standard Lithium’s proprietary lithium extraction technology, and the Company anticipates the formal registration of these patents will be issued in the coming months.
  Commenced Drilling Work for Resource Expansion - Standard Lithium conducted an extensive geological, geochemical and geophysical review of large regions of the Smackover Formation with a focus on significantly expanding the Company’s resource holdings. The Company and its contractors are currently re-drilling an existing production well deeper into the Smackover Formation, which is located west of the Company’s South West Arkansas Project.

All filings mentioned in this release are available for review on the Company’s website and SEDAR profile at www.sedar.com. All amounts are in Canadian dollars unless otherwise indicated.

CONSOLIDATED FINANCIAL STATEMENTS

The Company’s unaudited interim financial statements and management's discussion and analysis for the three months ended September 30, 2022, are available on the Company's website at https://www.standardlithium.com/, and under the Company’s profiles on SEDAR and EDGAR.

About Standard Lithium Ltd.

Standard Lithium is a leading pre-commercial lithium development company with a portfolio of projects in process. The Company’s flagship projects, the LANXESS Property Project and the South-West Arkansas Project, are located in southern Arkansas near the Louisiana state border. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from approximately 180,000 acres of unitized leases across these two projects. The Company operates a first-of-a-kind industrial-scale Direct Lithium Extraction (DLE) Demonstration Plant at the LANXESS Property Project. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. A Definitive Feasibility Study (DFS) and Front-End Engineering Study (FEED) for Phase 1A of the LANXESS Property Project commenced in September 2022. A Preliminary Feasibility Study (PFS) of the South-West Arkansas Project commenced in May 2022. The Company is also pursuing the resource development of approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the FEED and DFS delivery schedule, patent applications, chloride-to-hydroxide conversion pilot plant, future prices of commodities, accuracy of mineral or resource exploration and drilling activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:

LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/